UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 30, 2023

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

June 30, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that on June 30, 2023, IFS and Tanaka, Valdivia & Asociados S. Civil de R. L. – firm member of Ernst & Young (“EY Perú”) have entered into the Engagement Letter 2023 to formalize the appointment of EY Perú as External Auditors for IFS and its subsidiaries for the year 2023. It is worth mentioning that on May 12, 2022, a Master Agreement was entered into between IFS and EY Perú for the rendering of External Audit Services for the period 2022-2026.

EY Perú meets the independence criteria under the rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board. The start date of the audit work is June 30, 2023.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: June 30, 2023	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel